UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January 2020

Commission File Number: 001-33773

B COMMUNICATIONS LTD.

(Translation of registrant’s name into English)

2 Dov Friedman Street, Ramat Gan 5250301, Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Notice and Proxy Statement for Extraordinary Shareholder Meeting

B Communications Ltd. (“BCOM” or the “Company”) hereby publishes notice of an extraordinary general meeting of shareholders (the “Meeting”), which is scheduled to take place at 4:00 p.m. (Israel time) on Thursday, February 13, 2020, at BCOM’s offices, located at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

Shareholders of record at the close of business on Thursday, January 16, 2020 are entitled to vote at the Meeting.

The agenda for the Meeting and background information regarding the proposals to be considered at the Meeting, the required majority for approval of the proposals at the Meeting, information concerning voting procedure and additional general information concerning the Meeting are all included in the Notice of Extraordinary General Meeting of Shareholders and related Proxy Statement that are appended as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K (this “Form 6-K”) and that are also being distributed to the Company’s shareholders in connection with the Meeting.

Also attached as Exhibit 99.2 to this Form 6-K is the form of proxy card that is being distributed by the Company to its shareholders of record for submission of their votes for the Meeting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

B COMMUNICATIONS LTD.

Date: January 9, 2020	By:	/s/ Itzik Tadmor
Name: Itzik Tadmor
Title: Chief Financial Officer

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description
99.1	Notice of Extraordinary General Meeting of Shareholders and Proxy Statement of B Communications Ltd. for shareholder meeting to be held on February 13, 2020

99.2	Form of Proxy Card for Extraordinary General Meeting of Shareholders of B Communications Ltd. to be held on February 13, 2020

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